Exhibit 99.1

NewsRelease

TransCanada Evaluating Nebraska PSC Decision Keystone XL

OMAHA, Nebraska - November 20, 2017 - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) confirmed today that the Nebraska Public Service Commission (PSC) has approved an alternative route for the proposed Keystone XL Pipeline project through the state. TransCanada is evaluating the PSC’s decision.

“As a result of today’s decision, we will conduct a careful review of the Public Service Commission’s ruling while assessing how the decision would impact the cost and schedule of the project,” said Russ Girling, TransCanada’s president and chief executive officer.

Apart from Keystone XL, TransCanada will continue to advance its $24 billion near-term capital program in addition to other longer-term opportunities. TransCanada’s portfolio of high quality projects is expected to generate growth in earnings and cash flow to support an expected annual dividend growth rate at the upper end of an eight to 10 percent range through 2020.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,200 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,800 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 8, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Terry Cunha / Matt John
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522